Cavium, Inc.

2315 N. First Street

San Jose, California 95131

August 4, 2016

VIA EDGAR

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cavium, Inc.

Registration Statement on Form S-4

Filed July 27, 2016

File No. 333-212499

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cavium, Inc. (the “Company”) hereby requests that the effectiveness under the Act of the above-captioned Registration Statement on Form S-4 (File No. 333-212499) (the “Registration Statement”) be accelerated to August 8, 2016 at 9:00 a.m. Eastern Time or as soon as thereafter practicable. In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

We request that we be notified of such effectiveness by a telephone call to Michael J. Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 and that such effectiveness also be confirmed in writing.

Sincerely,
Cavium, Inc.

By:	/s/ Vincent P. Pangrazio
Name: Vincent P. Pangrazio
Title: Senior Vice President and General Counsel

cc:	Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom